UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                                        OMB APPROVAL
                                                        ------------
                                              OMB Number:             3235-0145
                                              Expires:        December 31, 1997
                                              Estimated average burden
                                              hours per response .........14.90



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                        Correctional Services Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   296507 10 6
                                 (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)               Page 1 of 4 pages

167394-1                                                         2/12/97

                                       13G


CUSIP No.  296507 10 6                              Page  2  of  4  Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James F. Slattery

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [ ]
                                                          (b)  [ ]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA


NUMBER OF        5  SOLE VOTING POWER
SHARES
BENEFICIALLY        772,500
OWNED BY
EACH
REPORTING
PERSON
WITH             6  SHARED VOTING POWER

                    -0-

                 7  SOLE DISPOSITIVE POWER

                    772,500

                 8  SHARED DISPOSITIVE POWER

                    -0-

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    772,500

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    10.7%

12  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1745 (2-95)              Page 2 of 4 pages

167394-1                                                            2/12/97

                                  SCHEDULE 13G

Item 1(a).  Name of Issuer:

            Correctional Services Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1819 Main Street, Suite 1000, Sarasota, Florida 34236

Item 2(a).  Name of Person Filing:

            James F. Slattery

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            1819  Main Street, Suite 1000, Sarasota, Florida 34236

Item 2(c).  Citizenship:

            USA

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            296507 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not Applicable

Item 4.     Ownership.  As of December 31, 1996:

            (a)  Amount beneficially owned:         772,500

            (b)  Percent of class:         10.7%

            (c)  Number of shares as to which such person has:

                (i)   Sole power to vote or direct the vote:    772,500


SEC 1745 (2-95)            Page 3 of 4 pages

167394-1                                                           2/12/97

                (ii)  Shared power to vote or direct the vote:    0

                (iii) Sole power to dispose or direct the disposition of:

                      772,500

                (iv)  Shared power to dispose or direct the disposition of:

                      0

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being reported on by the Parent
            Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            Not Applicable


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    February 13, 1997


                                        \s\ James F. Slattery
                                        -----------------------------
                                        James F. Slattery


SEC 1745 (2-95)               Page 4 of 4 pages

167394-1                                                           2/12/97